June 7, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AFB Limited

Registration Statement on Form S-1/A

Filed May 24, 2024

File No. 333-279184

To the men and women of the SEC:

On behalf of AFB Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 31, 2024 addressed to Mr. Tak Chun Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on May 24, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 5 to Registration Statement on Form S-1 filed May 24, 2024

Dilution, page 19

1. It does not appear amounts herein for net tangible book value before the offering and book value per share before the offering are consistent with amounts in the latest financial statements included in the filing. Please update accordingly along with any other related amounts here.

Company Response:

We have revised the Dilution table on page 19 accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

2. Since amounts changed in the audited financial statements for the year ended November 30, 2023, please have your independent accountants address whether their opinion date needs to be revised.

Company Response:

Our auditor has provided us a revised consent, which we have included as an exhibit to our amendment. Additionally, at the direction of our auditor we have also amended the date of our audit report included herein.

Statement of Operations and Comprehensive Loss for the Three Months Ended February 29, 2024, page F-11

3. Please explain to us the reason general and administrative expenses for the interim period ended February 29, 2024 decreased by $5,400. In connection with this, we note the revision to cost of revenue for the year ended November 30, 2023 was fully incremental to your results of operations for that period but not so for the interim period ended February 29, 2024. Please explain to us the reason for the inconsistent impact.

Company Response:

Initially, we recorded Mr. Wong's salary as a salary expense of $5,400 under general and administrative expenses for the interim period ending February 29, 2024. We reclassified this expense under cost of revenue, in response to the SEC comment from the previous staff letter dated May 24, 2024.

The Company’s cost of revenue consists solely of Mr. Wong’s salary, accrued on a monthly basis at a fixed amount per month. As such, the cost of revenue does not increase in tandem with the Company’s revenue. As a result, the margin between revenue and cost of revenue will be, and has been, inconsistent.

We have inserted the second paragraph above into the Management’s Discussion and Analysis section on page 14.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 7, 2024

/s/ Tak Chun Wong

Tak Chun Wong

Chief Executive Officer